NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE Arca hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 16, 2024, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on January 03, 2024 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Teucrium Commodity Trust and Tidal Commodities Trust I became effective on January 3, 2024. Each Target Fund shareholder will receive one share of the Acquiring Fund for every one share of the Target Fund held on the Closing Date based on the net asset value per share of the Acquiring Fund being equal to the net asset value per share of the Target Fund determined immediately prior to the Merger closing. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on January 03, 2024.